The Pantry, Inc.

Concerned Pantry Shareholders

February 2014



Enhancing Stockholder Value at The Pantry

JCP
INVESTMENT MANAGEMENT

★
LONE STAR VALUE
MANAGEMENT

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of JCP Investment Management, LLC ("JCP") and Lone Star Value Management, LLC ("Lone Star Value"), and are based on publicly available information with respect to The Pantry, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

JCP and Lone Star Value have not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

JCP and Lone Star Value shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which JCP and Lone Star Value believe to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

JCP and Lone Star Value reserve the right to change any of their opinions expressed herein at any time as they deem appropriate. JCP and Lone Star Value disclaim any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Table of Contents

I. Why We are Invested in The Pantry

II. History of Poor Performance and Undervaluation

III. Concerned Pantry Shareholders (CPS) Has a Better Plan

IV. Our Nominees Are More Qualified

Appendix

    Company / Industry Overview

Why We are Invested in The Pantry

- We began researching The Pantry in April 2012 and our research indicated that an opportunity existed to create significant value for Pantry shareholders

- Change is necessary at the Company given its terrible performance over the past several years across almost any measure:

  - **Stock price performance has been disappointing :** The Total Shareholder Return over the last -3, -5 and -10 years has been <u>negative</u>, The Pantry underperformed their Peer's and underperformed the broader equity markets

  - **Operating performance has been poor:** Adjusted EBITDA has declined from +$280 million in FY 2009 to $202 million in FY 2013

  - **Capital allocation has been very poor:** The Company has spent more than $900 million in capital expenditures and more than $900 million in acquisitions in the last 10 years and EBITDA has barely increased

  - **Management Turnover:** 4 CEOs in 5 years. In the last 2 weeks, the Senior Vice President of Operations resigned

  - **Highly Leveraged:** The Company continues to struggle under more than $900 million in debt and capital leases and does not have a handle on its current covenant structure

  - **Corporate Governance Issues:** The average Board tenure is +7 years with some members of the Board having served for 9 to 11 years, current Directors hold less than 1% of the stock, have been net sellers of the stock since 2010 and the Board has received more than $8.5 million in compensation over this period of underperformance

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Why We are Invested in The Pantry

Change is urgently needed at The Pantry.

After 10 years the Board has repeatedly failed to produce shareholder value after multiple attempts.

We have nominated directors who are highly-qualified and offer a better plan for the future of The Pantry.

There is a substantial opportunity to create value for the benefit of all Pantry shareholders in food service, real estate, and corporate governance.

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Our Nominees Can Create Positive Change

- Our Nominees have <u>corporate governance experience</u>, <u>capital allocation experience</u>, <u>operating experience,</u> and <u>will explore all options to unlock value</u>. We believe these are all necessary to execute on a **new plan** for The Pantry.

    – **Todd Diener** - Former executive officer of Brinker International, Inc. ("Brinker"). At Brinker he most recently served as the President of Chili's Grill & Bar ("Chili's") and On the Border restaurants with more than 1,500 stores and over $2.0 billion in revenue. Mr. Diener's over 28 years of experience in a senior capacity at Chili's provide him with deep strategic and operational expertise in exploring ways to improve financial performance and maximize returns of a public retail company.

    – **James Pappas** - Chairman of the Board of Morgan's Foods (Ticker: MRFD), a public company with more than 70 KFC restaurants, Taco Bell restaurants and Pizza Hut Express restaurants. Previously, Mr. Pappas was with the Investment Banking / Leveraged Finance Division of Goldman Sachs Group, Inc. (NYSE:GS), and prior to that with Banc of America Securities. Mr. Pappas is the Managing Member of JCP Investment Management, LLC.

    – **Josh Schechter -** Director of Aderans Co., Ltd., a multi-national company engaged in hair-related business, and Executive Chairman of Aderans America Holdings, Inc. Mr. Schechter is a former Managing Director of Steel Partners Ltd., a privately owned investment partnership and co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services. Mr. Schechter served on the Board of Directors of WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ: HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves and the Board of Directors of Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power and special filtration products for aerospace and other industrial uses.

JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

Why We are Invested in The Pantry

The current Board is composed of Directors who have continuously failed to create value for shareholders over the past 10 years.

Ed Holman, Thomas Murnane, and Robert Bernstock have been on the Board for 9 - 12 years and are responsible for overseeing terrible performance and 4 CEOs

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

History of Poor Performance Compels Change on the Board

10 Years of Poor Performance

- **This performance demonstrates in our view that the Board of Directors' interests have not been aligned with shareholders – our nominees are committed to increasing shareholder value**

	Share Price Performance [1]			
	1-Year	3-Year	5-Year	10-Year
S&P 500	19%	36%	116%	57%
Russell 3000	21%	38%	127%	66%
MSCI ACWI: Food & Staples Retailing	9%	28%	69%	62%
2012 The Pantry Proxy Group[2]	16%	96%	299%	282%
2013 The Pantry Proxy Group[3]	22%	88%	226%	163%
ISS Group [4]	21%	61%	583%	244%
Most Similar Competitors [5]	40%	193%	396%	438%
The Pantry, Inc (PTRY)	**9%**	**-12%**	**-20%**	**-36%**
Underperformance vs. S&P500	-10%	-48%	-136%	-93%
Underperformance vs. Most Similar Competitors	**-31%**	**-205%**	**-416%**	**-474%**

Source: Bloomberg
1. Performance as of 2/11/14 Dividends not reinvested.
2. 2012 The Pantry Proxy Group consists of companies used in the Company's proxy statement
3. 2013 The Pantry Proxy Group consists of companies used in the Company's proxy statement
4. ISS Group includes ABG, DDS, ODP, SAH, TA, BKS, GME, ANDE, UNFI, GPI.
5. Includes ATD/B, CASY, SUSS. 10 Year share price performance excludes SUSS as information is not available for that time period

JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

10 Years of Poor Performance (cont.)

- The Pantry has underperformed its direct competitors by a wide margin

- **Our nominees offer a better plan to create shareholder value**

10 Year Share Price Performance %



10 Years of Poor Performance (cont.)

- The Pantry's most similar competitors which are public companies include Casey's, Susser and Alimentation Couche-Tard

- The Pantry's long-term stock price underperformance has significantly lagged its peers and the relevant stock indices

- **We believe there is still significant opportunity to release value at the Pantry and our nominees would be the catalyst to do so**

	1-Year	3-Year	5-Year	10-Year
Alimentation Couche-Tard, Inc (ATD/B)	58%	225%	569%	584%
Casey's General Stores, Inc (CASY)	23%	57%	218%	292%
Susser Holdings Corporation (SUSS)	39%	297%	400%	N/A
Most Similar Competitors	40%	193%	396%	438%
S&P 500	19%	36%	116%	57%
The Pantry, Inc (PTRY)	9%	-12%	-20%	-36%

Note: CST and MUSA do not have sufficient long-term data and does not include dividends reinvested.
Source: Bloomberg as of February 11, 2014.

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

10 Years of Poor Performance (cont.)

- The Pantry's stock price has declined more than 30% cumulatively in 10 years. During this time, The Company has generated a total of $1.5 billion in cash flow from operations and spent approximately $900 million in capital expenditures

- The Pantry has produced very poor returns on invested capital

- **Our nominees are focused and highly qualified to help reposition The Pantry for future growth**



10 Year Share Price Performance

Historically Poor Capital Allocation

- Over the last 10 years the Company has spent more than $900 million in total capital expenditures and failed to create any shareholder value

- Additionally, the Company has generated $1.5 billion in cash flow from operations which has also been reinvested into The Company and yet the stock price has declined over 10 years creating no shareholder value. EBITDA has declined significantly in the last 5 years

- **The majority of the current Board approved these poor performing investments. This same group should not be responsible for another large investment program**

Year	End of Period Stores	Total Capital Expenditures	Cash Flow from Operations	EBITDA
2004	1,361	51,916	116,972	173,200
2005	1,400	73,387	133,581	215,700
2006	1,493	96,826	154,263	279,000
2007	1,644	146,390	140,636	215,500
2008	1,653	109,496	157,504	250,400
2009	1,673	122,656	169,436	281,300
2010	1,638	101,127	154,825	237,600
2011	1,649	100,726	178,710	231,700
2012	1,578	69,261	144,017	210,100
2013	1,548	88,069	128,111	202,400
Totals		**959,854**	**1,478,055**	

Note: Per SEC filings.

JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

Historically Poor Capital Allocation (cont.)

The Pantry has spent a total of +$900 million on <u>Acquisition Related</u> capital expenditures in the last 10 years buying +600 stores which has not created any shareholder value

Year	Total Capital Expenditures	Acquisition Related	Total Capex + Acquisitions	EBITDA
2004	51,916	185,607	237,523	173,200
2005	73,387	103,068	176,455	215,700
2006	96,826	126,791	223,617	279,000
2007	146,390	395,809	542,199	215,500
2008	109,496	14,696	124,192	250,400
2009	122,656	48,768	171,424	281,300
2010	101,127	10	101,137	237,600
2011	100,726	47,564	148,290	231,700
2012	69,261	0	69,261	210,100
2013	88,069	1,723	89,792	202,400
Total	959,854	924,036	1,883,890	

Historical investments have failed to produce EBITDA growth

Our Nominees have the right capital allocation experience

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Historically Poor Capital Allocation (cont.)

- For FY 2014 the Company has forecasted $110 million in capital expenditures. We don't believe this Board has proven it is capable of overseeing such a large capital outlay
    - The Company has not clearly stated its expected return on these investments

- The Pantry spent more than $10 million in FY 2013 building new stores. Shareholders have not been given proper disclosure of the expected return on those capital expenditures and have seen no evidence of positive returns since EBITDA declined during FY 2013

- We have yet to see any tangible evidence that the "New Store Models" are making a difference to EBITDA. Growing 3 stores a year on 1,500 stores is not an advantageous use of cash considering the large debt load and significant store base

- The Board has authorized these expenditures without apparently understanding the ramifications of 1) failing to generate a return on the investment and 2) not paying down the debt which management is having trouble managing

- Our nominees will focus on disciplined capital allocation and generating positive returns

- **Do you want the same Board to oversee $110 million in capital expenditures for FY 2014?**

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Poor Performance = Poor Shareholder Return

- The Pantry trades at a significant discount given its poor capital allocation and poor operating performance over the last 10 years

- Without significant change in The Pantry's capital allocation strategy, the discount to its peers and the broader market is unlikely to change

- **We believe our Board nominees can work constructively with the Board and management in order to improve operating performance and returns on capital**

	Market Value	EV	FY 2014E EBITDA	EV/FY 2014E EBITDA
Casey's (CASY)	2,594	3,294	389	8.5x
Alimentation Couche-Tard (ATD/B)	14,387	16,770	1,622	10.3x
Susser Holdings (SUSS)	1,275	1,615	166	9.8x
Average	-	-	-	9.5x
Median	-	-	-	9.8x
The Pantry (PTRY)	323	1,235	215	5.7x

Note: Per Bloomberg as of February 11th, 2014.

JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

Fuel Declines Are Concerning

- Fuel volumes have declined over the last five years

- We believe the Board is neglecting these declines and not paying adequate attention to competitors such as Sheetz and QuickTrip as they appear to be taking market share

- **The Pantry has underperformed its peers**

	Same Store Fuel Gallons % Change			
Year	PTRY	SUSS	CASY	Couche-Tard
2005	4.7%	5.4%	1.9%	6.3%
2006	3.1%	4.8%	4.4%	6.0%
2007	1.0%	5.0%	1.4%	2.9%
2008	-4.4%	2.6%	-2.0%	-0.2%
2009	-3.3%	2.4%	1.0%	-6.4%
2010	-4.9%	2.5%	-0.1%	1.0%
2011	-7.4%	4.9%	1.6%	0.7%
2012	-3.1%	5.8%	-1.5%	0.1%
2013	-4.8%	N/A	0.1%	0.6%
2004-2013	-18.1%	38.6%	6.9%	10.9%

Note: SUSS is based on 2004-2012
Couche-Tard is for the US same store retail gallons
Casey's reflects same-store gallons sold
Susser reflects average retail gallons sold per store

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Fuel Declines Are Concerning (cont.)

- **The effects of volume decreases have constrained fuel gross profit at The Pantry, while Susser, Casey's and Couche-Tard have enjoyed healthy cash flows**

- Susser has increased fuel cash flows more than 104% over the last 10 years

- Casey's has increased fuel cash flows more than 82% over the last 10 years

- Couche-Tard has increased fuel cash flows more than 103% over the last 10 years

- Pantry has increased fuel cash flows by a meager 6% over the last 10 years

Estimated Fuel Gross Profit % Change per Store

Year	PTRY	SUSS [1]	CASY	Couche-Tard [2][3]
2005	25.7%	9.8%	9.4%	[4]
2006	23.3%	6.6%	11.2%	19.0%
2007	-27.4%	-19.6%	-4.5%	3.6%
2008	16.1%	75.6%	36.0%	18.9%
2009	17.3%	-15.0%	-6.2%	25.6%
2010	-13.2%	28.9%	7.6%	-11.6%
2011	-3.5%	30.9%	11.3%	12.5%
2012	-14.5%	-1.4%	2.9%	16.7%
2013	-3.4%	-12.2%	-0.2%	-4.9%
2004-2013	5.9%	105.0%	82.3%	103.4%

Note: SUSS is based on 2005-2012. All figures are end of FY Fuel Gross Profit / EOP Stores change over prior year.

1. 2013 Figures on based on last twelve months ended September 29, 2013

2. Excludes Gross Profit from their Statoil acquisition in 2013. Cumulative from 2006.

3. Accounting standard in 2011 switched from GAAP to IFRS, our reported gross profit in 2011 is based on IFRS, under GAAP gross profit in 2011 was a reported $700.6mm

4. Material business change leading to outlying figures.

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Fuel Declines Are Concerning (cont.)

With the debt covenant issues The Company is having, we are concerned the Board is not focused on the possible issues with Letters of Credit for fuel

- Meanwhile, in much of The Pantry's core terrain, top-scale operators are ramping up new retail models and offerings

- RaceTrac is plowing through more of the South, Sheetz and QuikTrip are expanding smartly in the Southeast. Wawa and Thorntons are investing in Florida. New 7-Elevens are springing forth across the region with improved foodservice programs

- The company's major vendors (including Marathon Oil, BP, and McLane) have required **<u>significant letters of credit</u>** be posted by The Pantry in order to do business with the company

- As of the first quarter of fiscal 2014, The Pantry had $83.6 million of letters of credit outstanding. Although some of these letters of credit are related to self-insurance programs and regulatory requirements (the company does not break out letter of credit usage), the need for letters of credit in such volume means that if The Pantry ran into trouble with its bank group over covenant violations the loss of letter of credit availability would likely be devastating to the company in a short period of time

EBITDA Declines are Concerning

- **EBITDA has decreased over the last 10 years and capital allocation has produced no return to shareholders**

- Ed Holman, Thomas Murnane and Robert Bernstock have overseen this decline



4 CEOs in 5 Years – Continued Management Turnover

- **2002 – Thomas Murnane Joins Board**

- **2005 – Ed Holman and Robert Bernstock Join Board**

- **2009 – Ed Holman becomes Chairman**

- **2009 – CEO Peter Sodini steps down**

- **2009 – CEO Terry Marks joins from Coca Cola**
  - New head of marketing
  - New CFO
  - New CIO
  - New Human Resources Director

- **2011 – CEO Terry Marks resigns to run Hooters**

- **2011 – Chairman Ed Holman Interim CEO**

- **2012 – 2013 – Dennis Hatchell CEO starts in 2012**
  - CFO Quits
  - COO Quits, Hires a new one, COO quits again (Feb 2014)
  - CIO Quits
  - Head of Marketing quits to join Marks at Hooters

- **Feb 2014 - Senior Vice President of Operations Quits**

> "This cultural success is about people. It's most important that people understand where we're going and are focused along that clear path. It's about holistic brand building."
>
> -John Fisher, The Pantry, SVP of Marketing and Merchandising, -*Convenience Store News, November 2011.*
>
> **John Fisher quit in January 2013 after less than 3 years**

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

More Senior Management Turnover

- **On February 3, 2014, P. Joseph Venezia, Senior Vice President, Operations, resigned from The Pantry effective February 14, 2014 to pursue another career opportunity**

- As Senior Vice President of Operations Joe Venezia was an integral part of the team and one of the most senior operations leaders under Dennis Hatchell, the CEO

- Mr. Veneiza came to The Pantry about a year ago and has been spoken very highly of by the current CEO since then. Mr. Veneiza had a background at TitleMax, Walmart and P&G

- Mr. Veneiza has been an integral part of The Pantry and we are concerned that his resignation was caused by a lack of confidence in the track the Board has set for The Company

- The Pantry has a history of senior management turnover

- **High management turnover proves this Board has not found a solution despite multiple attempts**

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Board Has Overseen Poor Performance

- Six members of the Board have served for more than 7 years and have overseen The Pantry's poor performance

- **Chairman of the Board is one of the longest tenured persons on the Board**

- **Our Nominees would bring operating expertise, capital allocation experience and shareholder representation that the Board has never had. <u>Now is the time for change.</u>**

Director	Time on Board	Title
Thomas M. Murnane	12	Director
Edwin J. Holman	9	Chairman
Robert F. Bernstock	9	Director
Wilfred A. Finnegan	8	Director
Terry L. McElroy	8	Director
Mark D. Miles	8	Director
Dennis Hatchell	2	Director
Kathleen Guion	1	Director



10 Year Pantry Performance

JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

Concerned Pantry Shareholders (CPS) Plan

Opportunities to Create Value

1. Reassess Capital Expenditures

- Closely monitor the proposed remodel program until ROIC is clearly articulated
- Suspend New Store Program until ROIC is clearly articulated
- Focus on Capital Expenditures that will generate meaningful ROIC

2. Real Estate Monetization

- Consider monetizing at least 150 stores and pay down Term Loan
- Estimated value of between $200 million and $250 million

3. Restructure Store Base

- Based on feedback from industry participants, we believe 300 – 500 stores are underperformers and could potentially be a drain on resources
- Consider Dealer / Distributor Model that Racetrac executed with Raceway
- Underperforming stores could be sold for cash and allow the company to invest capital in the nearly 1,000 stores which are well positioned to grow. Frees up management time away from poor performing stores

4. Implement Better Quick Service Restaurant Plan

- Hire outside professionals who have experience in the space
- Explore opportunities with current franchisors and additional franchisors
- Focus on proprietary food offering

5. Enhance Corporate Governance

- Increase share ownership, allow for stockholder written consents, special shareholder meetings

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

1. Reassess Capital Expenditures

- The Pantry has forecasted to spend $110 million in capital expenditures for 2014

- The Pantry continues to spend millions without exhibiting any increase in EBITDA
  - "We completed 28 remodels during the first quarter. These remodels were focused in our high potential markets, which is how we prioritize our spending. As just mentioned, we are evaluating the performance of all completed remodels and incorporated what we learned to constantly refine and improve our results." Dennis Hatchell, 2013 Conference Call
  - "We opened a new store in St. Augustine during the quarter. This store is off to a great start. We continue to see potential in our new store format. We are actively pursuing high potential sites in targeted markets for future growth."

- The Company has been "evaluating" store performance for a significant amount of time with little result
  - "The Pantry will begin to remodel 10 percent of its stores every year", President and CEO Dennis Hatchell during an August 2012 call
  - "Will consider acquisitions in what the company deems "high priority" markets", according to Dennis Hatchell during the Q4 2013 conference call

- **Our nominees will analyze this spending – given the historical returns to shareholders, do you want the Board to be responsible for this?**

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

2. Real Estate Monetization

- The Company currently owns 410 sites of the more than 1,500 sites

- Buyers of convenience store properties have indicated approximately $500 to $600 million value in 300 of the +400 owned stores

- This valuation confirms our belief that good stores, with no environmental issues can be worth between $1.5 million to $2.0 million in a sale-lease back scenario
  - Implied capitalization rate of 7.25% to 8.25%

- Significant opportunities through alternative capital/ownership structures
  - In 2012, Susser Holdings created an MLP by placing its Fuel Distribution business and several real estate properties into a new entity
  - Susser Holdings remains public and Susser Petroleum (MLP) is now public and distributes gas to Susser Holdings stores. Big success

- Our nominees believe there is a similar but slightly different opportunity for The Pantry

- **Our nominees will focus on ALL opportunities to create value with the Owned and Leased Real Estate**

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

2. Real Estate Monetization (cont.)

- A significant portion of The Company's store leases are up for renewal within the next four years

- The Company should monetize underperforming stores – we believe these stores could account for up to 300 – 500 stores

Lease Expiration	With Renewal Options	Without Renewal Options	Total Leased
2013 - 2017	391	31	422
2018 - 2022	522	13	535
2023 - 2027	171	3	174
2028 - 2032	2	1	3
2033 - 2037	—	2	2
	1,086	50	1,136

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

2. Real Estate Monetization (cont.)

- **Many of the acquisitions through which the Pantry has grown were accomplished by a combination of (i) cash payment to the prior owner and (ii) leasing the prior owner's owned properties under long-term leases at high rents**

- Several critical variables affect what can/should be done with each site in the Company's portfolio, including:

    - Cash Flow (historical and future trends) at a specific site;
    - Overall Company performance (i.e. If the Company performs well, rent reductions and/or landlord capital contributions become more available. If the Company is in financial difficulty, opportunity exists to restructure both short-term AND long-term leases through application of optimal leverage);
    - Quality of Location, inclusive of both business and real estate;
    - Competitive Landscape (e.g. availability alternative convenience or land sites, competitors moving into the market/sub-market, etc.);
    - Clean up responsibilities upon closure, if applicable;
    - Impact of leaving a location controlled by multi-site landlord (i.e. if you move out of certain problem sites/poor performers, the landlord may be uncooperative with others in which the company is looking to stay). This is a complexity that must always be examined and administered through intelligent lease restructuring efforts;
    - Lease term remaining – both primary lease term and options;
    - Capital planning (i.e. the more significant the investment, the more the landlord may contribute)
    - Lease rents compared to market;
    - Landlord reporting of financial results at any site (i.e. the more the landlord knows, the more transparent the negotiation). Goal is to keep financial reporting to landlords at an absolute minimum, as it makes the space more marketable to replacement tenants and reduces lease negotiation leverage.

Our nominees are focused on accessing the tremendous amount of value in the leases rolling off over the next several years

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

2. Real Estate Monetization (cont.)

- The Pantry has a substantial amount of value embedded in its owned real estate, leases and company owned stores

- **Our nominees will work to unlock this value**

	Estimated 100% Sale of Real Estate	Estimated 50% Sale of Real Estate	Estimated 50% Sale REIT/MLP Formation
Current Properties	300	300	300
Estimated Appraised Value	$500 million	$500 million	$500 million
Estimated Cash Proceeds	$500 million	$250 million	$250 million
Pro Forma Share Ownership	-	-	$250 million

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

3. Restructure Store Base

- The Company has a significant amount of value in these 6 Metropolitan Areas.
- Charlotte, Jacksonville and Columbia are their strongest MA's
- Some markets are worth substantially more than others
- **Our nominees will work with management and the Board to do a full analysis of each market and work to get to a store base that financially makes sense for The Pantry**

Charlotte (474 stores)

#1	#2	#3
KANGAROO EXPRESS	WILCO HESS	SHEETZ







Jacksonville (269 stores)

#1	#2	#3
KANGAROO EXPRESS	Flash Foods	RaceTrac







Columbia (241 stores)

#1	#2	#3
KANGAROO EXPRESS	K	VPS Convenience Store Group







Nashville (162 stores)

#1	#2	#3
MAPCO mart	KANGAROO EXPRESS	Roadrunner Markets







Memphis (82 stores)

#1	#2	#3
KANGAROO EXPRESS	MAPCO mart	EZ MART







New Orleans (56 stores)

#1	#2	#3
K	KANGAROO EXPRESS	RaceTrac







4. Implement A Better QSR Plan

- The implementation of quick service restaurants in convenience stores over the last 10 years has been a significant traffic and cash flow driver for competitors such as Susser and Casey's

- While The Pantry does have quick service restaurants, many of their competitors have a much larger % of their revenues coming from Foodservice

- The Company has not capitalized on the QSR opportunity
  - In December 2011, the Company began the "Fresh Initiative Program" – we have heard very little about this program in the years hence and the effect it's had on the Company
  - The Pantry began testing Noble Roman's Pizza in **January of 2012** in Indianapolis based stores
  - The Pantry began testing Taco Del Mar restaurants in **May 2013** in two stores
  - The Pantry began testing Little Caesar's pizza in **October 2013** in Charolotte
  - "Additionally, we opened four new QSRs during the quarter, bringing our total to 221. Three of these new QSRs were Little Caesar pizza restaurants and we are pleased with the results that we are seeing with this new partnership." Q1 2014

- **The Board has proven incapable of overseeing these programs**
- **We would bring expertise in the Restaurant industry to take advantage of this opportunity: 1) Focusing on ROIC, 2) Creating an Urgent Build Plan, 3) Creating Restaurant Partnerships, and 4) Exploring Proprietary QSR Concepts**

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

4. Implement A Better QSR Plan (cont.)

Our nominees will take advantage of this opportunity in an urgent manner

- A significant profit opportunity through QSR growth

- The current Board doesn't have the background to address this opportunity

- The Pantry has significant competition entering their markets and it is urgent that The Company defend their position

- We do not believe the incumbent Board has significant expertise to execute on this opportunity as they have yet to show an ability

- **Our nominees are experienced restaurateurs with long term relationships in the restaurant space**

% Foodservice / Total Merchandise



[1] NACS 2012 State of the Industry Annual Report

ANALYSIS: Can The Pantry Be Saved?

CSP Daily News

Independent convenience store news agrees

- "Others are suggesting The Pantry downsize to its regional strengths, to withdraw from markets where it is No. 3, 4 or 5 in consumer choice and shift capital into the Carolinas and Florida and a handful of other select markets.

- **The dissident group of stakeholders, calling themselves Concerned Pantry Shareholders and nominating three candidates with seemingly solid retail backgrounds to The Pantry's board, has accurately identified the many problems plaguing The Pantry.**

- I believe if The Pantry is to have a chance it will require radical steps to restore trust with creditors and vendors, including the following:

- **New Management Team and Board:** It is critical The Pantry install a team that includes the brightest minds in the c-store channel. Not just retailing, but convenience specifically. Currently, there is not a single c-store member on the executive team. That must change.

- **Debt:** I agree with those who believe The Pantry should cull its network, withdraw from weaker markets and significantly attack its debt.

- **C-Store Retail Strategy:** To its credit, The Pantry has undertaken some important initiatives, ramping up its coffee program and freshening its foodservice offering. Yet, when compared to leading chains in The Pantry's markets, the company pales much in the way coffee consumers strongly prefer Dunkin Donuts over McDonald's for their morning java. There is little in the food or coffee offering that would pull a consumer from Sheetz, Wawa, QuikTrip or RaceTrac.

- **Fuel:** The company is using the KSS fuel software system and has been tooling with pricing strategies and profit projections. What is most challenging, though, is the national decline in fuel consumption and that The Pantry's street prices are neither the lowest, nor is its inside offering robust enough to generate enough dual users--those who both fuel up and shop inside."

Change at the Board is Long Overdue

- Concerned Pantry Shareholders (CPS) is committed to realizing full value for all shareholders

- We are significant shareholders whose interests are aligned with all shareholders
  - We have been purchasing shares of The Company. The current directors have been net sellers

- Our slate has significant experience
  - Operational
  - Restaurant / Retail Focus
  - Proven capital allocators

- Commitment to the highest levels of corporate governance

- **We have nominated directors who are highly qualified and offer a better plan for the future of The Pantry**

JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

Our Board Nominees: Highly Qualified and Independent

- ## Todd Diener

  Former President of Chili's Grill & Bar

  

  - Former executive officer of Brinker International, Inc. ("Brinker") where he most recently served as the President of Chili's Grill & Bar ("Chili's") and On the Border restaurants. During this time, Chili's was one of the largest casual dining restaurant chains in the world with more than 1,200 locations in the United States and 200 international locations in 28 countries. In his role as President of Chili's, Mr. Diener led all aspects of the brand, including finance, P&L, marketing, operations, real estate, human resources and franchising.

  - +$2.8 billion Revenue
  - + 1,500 Restaurants

  - Prior to his role as President of Chili's and On the Border, Mr. Diener served in the roles of Executive Vice President and Chief Operating Officer of Brinker, where he was responsible for more than 1,500 restaurants. Mr. Diener oversaw company-owned and franchised operations for On the Border, Macaroni Grill, Maggiano's and Corner Bakery Café restaurants in the United States and 24 other countries.

  

  - Mr. Diener's over 28 years of experience in a senior capacity at Chili's provide him with deep strategic and operational expertise in exploring ways to improve financial performance and maximize returns of a public retail company.

Our Board Nominees: Highly Qualified and Independent

- **James Pappas**

  <u>Chairman of the Board, Morgan's Food's</u>

  <u>Managing Member, JCP Investment Management, LLC</u>

  – Goldman Sachs, Banc of America Securities

  – 10 years of investment banking, investment management and capital allocation experience

  – Significant quick-service restaurant industry experience having focused on restaurants for 10 years in investment banking and as Managing Member of JCP

  – JCP owns approximately 253,000 shares of stock



- + 70 Restaurants
- Ohio, Pennsylvania, West Virginia, New York, Missouri, Missouri

•Managing Member of JCP Investment Management, LLC ("JCP Management") and the sole member of JCP Investment Holdings, LLC ("JCP Holdings"), the investment manager and general partner, respectively, of certain entities whose principal business is investing in securities. Mr. Pappas also currently serves as the Chairman of the Board of Morgan's Foods (OTC:MRFD), a public company that operates through wholly-owned subsidiaries KFC restaurants under franchises from KFC Corporation, Taco Bell restaurants under franchises from Taco Bell Corporation and Pizza Hut Express restaurants under licenses from Pizza Hut Corporation. Mr. Pappas is also the Chairman of the Compensation and Leadership Committee of Morgan's Foods. From 2005 until 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. (NYSE:GS) ("Goldman Sachs"), a multinational investment banking and securities firm, in their Investment Banking / Leveraged Finance Division. As part of the Goldman Sachs Leveraged Finance Group, Mr. Pappas advised private equity groups and corporations on appropriate leveraged buyout, recapitalization and refinancing alternatives. Prior to Goldman Sachs, Mr. Pappas worked at Banc of America Securities, the investment banking arm of Bank of America (NYSE:BAC), a multinational banking and financial services corporation, where he focused on Consumer and Retail Investment Banking, providing advice on a wide range of transactions including mergers and acquisitions, financings, restructurings and buyside engagements. Mr. Pappas received a BBA, and a Masters in Finance from Texas A&M University.

Our Board Nominees: Highly Qualified and Independent

- ## Joshua Schechter

  <u>Managing Director, Steel Partners</u>
  - Experienced value investment manager
  - 10 years of investment management experience
  - Served on board of directors of Handy and Harmon, Puroflow, Jackson Products and Aderans Co., Ltd
  - Significant M&A and operational excellence experience
  - Mr. Schechter owns approximately 13,000 shares

• From 2001 to 2013, Mr. Schechter served as Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor, and its affiliates. Mr. Schechter has served as co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services, since 2008. From 2005 until 2008, Mr. Schechter served on the Board of Directors of WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ: HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves. Mr. Schechter was also a member of the Board of Directors of Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services, from 2001 until 2003. Mr. Schechter earned an MPA in Professional Accounting, and a BBA from The University of Texas at Austin. Mr. Schechter's experience in a variety of industries together with his managerial experience in a variety of roles will enable him to provide invaluable oversight to the Company's Board.

Board Incumbents Have Not Created Value in 10 Years

The majority of the Board has overseen negative shareholder returns over the past 10 years

Since the beginning of 2010, The Pantry's directors have sold 22,096 shares of common stock in the open market and have purchased only 2,535 shares, according to The Company's public filings

- Ed Holman
    - During his tenure on the Board of over **9 years** the stock price has **declined by over 50%**
    - No convenience store experience, no fuel experience, no restaurant experience
    - As Chairman, after speaking with industry professionals, we believe that Ed has been a primary issue with attracting a strong CEO and management team – having already been through 4 CEOs in 5 years

- Thomas Murnane
    - During his tenure on the Board over **10 years** the total shareholder return has been poor
    - As Head of the Nominating Committee, Tom has not properly assessed performance relative to tenure
    - No convenience store experience, no fuel experience, no restaurant experience

- Robert Bernstock
    - During his tenure on the Board of over **9 years** the stock price has **declined by over 50%**
    - An investigation by the Office of Inspector General of Mr. Bernstock uncovered numerous ethics infractions, including granting millions of dollars of no-bid contracts during his role as VP of Mailing and Shipping Services for USPS. He later resigned.

- **We have nominated directors who have invested in The Company, offer a better plan and have the relevant experience to execute on it**

JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

Director Pay is Excessive Given Performance

Board compensation has increased consistently, every year since 2007 for a total increase of 44% or 6.3% compounded over the last 6 years

- From 2007 to 2012 the Board was paid $4.3 million in cash pay and $4.2 million in stock compensation for a total of **$8.5 million over 6 years**
- If The Company was having success, performance should be rewarded, but this has not been the case
- **Our nominees are willing to work for 80% less, will have a strong shareholder representation and set Board pay at levels which are reasonable and tied to creation of shareholder value**

We Have Tried to Reach a Mutually Agreeable Resolution with Pantry

CPS has invested significant time and effort in an attempt to reach a settlement agreement with The Pantry.

- We are seeking to work constructively with the rest of the Board and management

- Our Nominees have <u>corporate governance experience</u>, <u>capital allocation experience</u>, <u>operating experience</u>, and <u>will explore all options to unlock value</u>

- **We have nominated directors who we believe are <u>highly qualified</u>, <u>offer new perspectives</u> and <u>have a better plan</u> for the future of The Pantry**

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Nominees Are Ready to Create Value

High management turnover proves this Board has not found a solution despite multiple attempts

Each of our nominees is highly capable and qualified to help turnaround The Pantry having restaurant operations, capital allocation and corporate governance experience

There is a TREMENDOUS opportunity to create value at the Pantry and our nominees will work tirelessly to achieve that value

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Appendix

Company Profile

- Headquartered in Cary, North Carolina, Pantry has 90% of its stores in Florida, North Carolina, South Carolina, Georgia, Alabama, Tennessee and Mississippi

- Started in the 1960's, The Company went on a significant acquisition spree in the 1980's and '90's

- IPO in 1999 to reduce debt

- The Pantry's stores offer a broad selection of merchandise, as well as fuel and other ancillary services designed to appeal to the convenience needs of its customers

State	FY 2013 % Stores
Florida	24.2
North Carolina	22.5
South Carolina	17.2
Georgia	7.2
Alabama	7.1
Tennessee	6.3
Mississippi	6.1
Other	9.4
Total	100.0



JCP INVESTMENT MANAGEMENT

LONE STAR VALUE MANAGEMENT

Revenue Contribution

Category Sales[1]



- Other Non-Food Merchandise 5%
- Services 4%
- Other Tobacco 6%
- Cigarettes 30%
- Packaged Beverage 16%
- Foodservice 11%
- Beer/Wine 15%
- Grocery 13%

[1] Results as of LTM June 2013

QSRs

- Currently over 220 in-store QSRs
- World's 5th largest operator of Subway restaurants



Services

- ATMs
- Lottery
- Car wash
- Prepaid products / money orders

GAAP Financials

($ in thousands)

	Twelve Months Ended				
	September 24, 2009	September 30, 2010	September 29, 2011	September 27, 2012	June 27, 2013
Adjusted EBITDA	$ 283,541	$ 239,848	$ 231,728	$ 210,126	$ 206,152
Impairment charges	(2,084)	(267,079)	(12,555)	(6,257)	(5,469)
Gain (loss) on extinguishment of debt	4,007	(791)	(15)	(5,532)	(2,993)
Interest expense, net	(91,483)	(88,256)	(87,491)	(84,219)	(90,155)
Depreciation and amortization	(108,712)	(120,605)	(117,025)	(119,672)	(120,800)
Income tax benefit (expense)	(31,178)	71,268	(4,827)	3,007	4,506
Net income (loss)	$ 54,091	$ (165,615)	$ 9,815	$ (2,547)	$ (8,759)
Adjusted EBITDA	$ 283,541	$ 239,848	$ 231,728	$ 210,126	$ 206,152
Gain (loss) on extinguishment of debt	4,007	(791)	(15)	(5,532)	(2,993)
Interest expense, net	(91,483)	(88,256)	(87,491)	(84,219)	(90,155)
Income tax (expense) benefit	(31,178)	71,268	(4,827)	3,007	4,506
Stock-based compensation expense	6,367	3,478	2,153	2,823	3,001
Changes in operating assets and liabilities	(18,050)	(13,593)	6,621	6,931	(17,555)
Expense (Benefit) for deferred income taxes	10,337	(68,611)	22,071	(2,516)	(1,868)
Other	5,895	11,482	8,470	13,397	8,542
Net cash provided by operating activities	$ 169,436	$ 154,825	$ 178,710	$ 144,017	$ 109,630
Additions to property and equipment, net	(117,244)	(97,511)	(92,760)	(54,980)	(63,876)
Acquisitions of businesses, net	(48,768)	(10)	(47,564)	-	(502)
Net cash used in investing activities	$ (166,012)	$ (97,521)	$ (140,324)	$ (54,980)	$ (64,378)
Net cash used in financing activities	$ (50,732)	$ (26,547)	$ (25,255)	$ (213,630)	$ (180,899)
Net increase (decrease) in cash	$ (47,308)	$ 30,757	$ 13,131	$ (124,593)	$ (135,647)

The Pantry, Inc.

Concerned Pantry Shareholders
February 2014



Enhancing Stockholder Value at The Pantry

ISS Follow Up Materials

Competitors Have Had Huge Success

- 10 Years ago The Pantry boasted the 2nd largest store base

- The Pantry has produced negative returns to shareholders over this time period

- **Direct competitors have had a tremendous amount of success**

End of Period Store Base				
Year	**PTRY**	**SUSS$^{(1)}$**	**CASY**	**ATD/B**
FY 2004	1,361	306	1,358	4,881
FY 2013	1,548	559	1,749	6,094
10 Year Cumulative	14%	83%	29%	25%

Source: SEC Filings.
1. Most recently reported figure for 2013, SUSS has not yet reported FY 2013

EBITDA				
Year	**PTRY**	**SUSS**	**CASY**	**ATD/B**
FY 2004	$173	$47	$116	$234
FY 2013	202	177	322	1,390
10 Year Cumulative	17%	277%	178%	495%

Source: SEC Filings.
Note: Susser is at FY 2006 IPO and FY 2013 is Sept LTM.

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT

Need to Drive Traffic to the Stores

- Merchandise gross profit remains the largest driver of overall cash flow in the convenience store space. Currently, The Pantry generates 75% of gross profit from inside sales

- **Driving <u>total site</u> traffic to the stores is essential to success**

	% of Gross Profit	
	Fuel	**Inside Sales and Other**
Pantry	25%	75%
Casey's	22%	78%
Susser	34%	66%
Alimentation Couche-Tard	36%	64%
Average	29%	71%

Note: FY 2013 except Susser, which is LTM September.

JCP
INVESTMENT MANAGEMENT

LONE STAR VALUE
MANAGEMENT